UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): August 16, 2023

Park View OZ REIT, Inc

(Exact name of issuer as specified in its charter)

Maryland	85-1631598
State or other jurisdiction of incorporation or organization	(IRS Employer Identification Number)

One Beacon Street, 32nd Floor, Boston, Massachusetts 02108

(Full mailing Address of principal Executive Office)

617-971-8807

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9. Other Events.

On June 21, 2023, Park View OZ REIT, Inc (OTC: PVOZ) (the “Company”), through one of its limited partnerships, entered into two Purchase Agreements with 420 W Park LLC for the acquisition of one half of the townhouse development located at 2209 North Boulevard in Tampa Heights (the “Properties”). On August 16, 2023, the parties closed on the Properties.

Michael Kelley, Chief Executive Officer of the Company commented, “We are very excited about our investment in 2209 North Boulevard. We feel it has the potential to deliver significant capital appreciation for our shareholders. Tampa Heights is well positioned to enjoy above average growth for years to come. The neighborhood is directly adjacent to Tampa’s booming downtown with the beautiful riverwalk along the Hillsborough River connecting the two communities. The Properties themselves are high quality new townhouses, each with more than 2,000 square feet of living space and its own two-car garage. The Properties are currently under construction. We expect to begin leasing the Properties in the fall of 2023.”

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park View OZ REIT Inc

By:	/s/Michael Kelley
Michael Kelley, CEO

Date:	August 25, 2023